                                  Filed by The Royal Bank of Scotland Group plc

          This communication is filed pursuant to Rule 425 under The Securities
                                                        Act of 1933, as amended.

                                           Subject Company: ABN AMRO Holding NV

                                              Commission File Number: 001-14624

                                                            Date: July 10, 2007

On June 5,  2007,  Royal  Bank of  Scotland,  Fortis  and  Santander  issued the following press release:

5 July 2007 - Fortis, RBS and Santander Announcement

Fortis,  RBS and Santander  (collectively,  the "Banks") were required under the
Dutch  offer  rules  to  publish  offer  documentation  during  a 6 week  period
(referred  to in article  9g(3) of the Dutch  Decree on the  Supervision  of the
Securities Trade 1995) which commenced on the announcement of the proposed offer on 29 May 2007 and expires on 10 July 2007. As stated in the Banks' announcement of 29 May 2007,  the  Autoriteit  Financiele  Markten  ("AFM")  had  granted  an extension of this period and the duration of this extension  would be determined in the week of 2 July 2007.  Taking into account  that,  whilst good progress is being made, the review processes by the relevant market  regulators  relating to the documentation of the proposed offer have not yet been completed, the AFM has now  determined  that the extension will expire on 23 July 2007. As indicated in their  announcement  of  22  June  2007,  the  Banks  expect  to  publish  offer documentation by mid-July.

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Important Information

This  announcement  is made pursuant to article 9b(1) of the Dutch Decree on the
Supervision of the Securities Trade 1995.

In connection with the proposed offer for ABN AMRO, RBS expects to file with the
U.S.  SEC a  Registration  Statement  on  Form  F-4,  which  will  constitute  a prospectus,  and the Banks expect to file with the SEC a Tender Offer  Statement on Schedule TO and other relevant materials.  INVESTORS ARE URGED TO READ ANY
DOCUMENTS  REGARDING  THE  PROPOSED  OFFER IF AND WHEN  THEY  BECOME  AVAILABLE,
BECAUSE THEY WILL CONTAIN IMPORTANT  INFORMATION.  Investors will be able to obtain  a  copy  of  such  documents,  without  charge,  at  the  SEC's  website
(http://www.sec.gov)  once such documents are filed with the SEC. Copies of such documents may also be obtained  from each Bank,  without  charge,  once they are filed with the SEC.

This communication  shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction  in which such offer,  solicitation or sale would be unlawful prior to  registration  or  qualification  under  the  securities  laws  of  any  such jurisdiction. This press release is not an offer of securities for sale into the
United  States.  No offering of  securities  shall be made in the United  States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This  announcement   includes  certain   "forward-looking   statements".   These
statements are based on the current  expectations of the Banks and are naturally subject to  uncertainty  and changes in certain  circumstances.  Forward-looking statements include any statements related to the benefits or synergies resulting from a transaction with ABN AMRO and, without limitation,  statements  typically
containing  words  such  as  "intends",  "expects",  "anticipates",   "targets",
"plans",   "estimates"   and  words  of  similar   import.   By  their   nature,
forward-looking  statements involve risk and uncertainty  because they relate to events and depend on  circumstances  that will occur in the future.  There are a number of factors that could cause  actual  results and  developments  to differ materially from those expressed or implied by such  forward-looking  statements.
These  factors  include,  but are not limited to, the presence of a  competitive offer for ABN AMRO,  satisfaction  of any  pre-conditions  or  conditions to the proposed  offer,  including the receipt of required  regulatory  and  anti-trust approvals,  the successful  completion of the offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the proposed offer (including anticipated synergies) not being realized, the separation and integration of ABN
AMRO and its assets among the Banks and the  integration of such  businesses and assets by the Banks being  materially  delayed or more costly or difficult  than expected, as well as additional factors, such as changes in economic conditions, changes in the  regulatory  environment,  fluctuations  in interest and exchange rates,  the outcome of  litigation  and  government  actions.  Other  unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Any  offer  made in or into the  United  States  will  only be made by the Banks and/or RFS Holdings directly or by a dealer-manager  that is registered with the
SEC.

Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht,  Netherlands;  Fortis S.A./N.V.,
Rue Royale 20, 1000 Brussels, Belgium

Royal Bank of Scotland Group plc, Head Office, Gogarburn, Edinburgh EH12 1HQ, UK
Registered  Office,  36 St  Andrew  Square,  Edinburgh  EH2 2YB.  Registered  in
Scotland No 45551

Banco  Santander  Central  Hispano,  S.A.,  Ciudad Grupo  Santander,  Avenida de
Cantabria, s/n, 28660 Boadilla del Monte, Madrid, Spain